UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Final Amendment to

SCHEDULE TO
(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

TRW INC.
(Name of Subject Company (Issuer))

TRW INC.
(Names of Filing Persons (Offeror))

Options to Purchase TRW Inc. Common Stock,
Par Value $0.625 Per Share
(Title of Class of Securities)

972649108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Peter Allan Atkins Eric L. Cochran Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Andrew E. Bogen Peter F. Ziegler Gibson, Dunn & Crutcher LLP 333 Grand Avenue Los Angeles, CA 90071 (213) 229-7000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$64,174,006.52	$5,904.01

*
The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by TRW Inc. in connection with the offer to purchase all currently outstanding options to purchase TRW common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on the average of the high and low prices for shares of TRW common stock as reported on the New York Stock Exchange on November 6, 2002 ($51.87) multiplied by the number of shares of TRW common stock underlying all of the outstanding options to purchase TRW common stock described herein that have an exercise price of less than $51.87 per share (7,259,503 shares), minus the cash consideration payable for such TRW shares upon exercise by the option holders, and (b) $92 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,904.01	Filing Party:	TRW Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 12, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Final Amendment to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 16, 2002, reports the final results of the cash election right that was made available by TRW Inc., an Ohio corporation, to holders of options to acquire TRW common stock issued pursuant to TRW’s stock option and long-term incentive plans, on the terms and subject to the conditions set forth in the cash election materials mailed to option holders pursuant to the Schedule TO filed by TRW Inc. on November 12, 2002, as amended by Amendment No. 1 thereto filed on November 19, 2002 and Amendment No. 2 thereto filed on November 26, 2002. The cash election right was made available pursuant to the terms of the Agreement and Plan of Merger dated as of June 30, 2002 by and among TRW, Northrop Grumman Corporation and Richmond Acquisition Corp.

The cash election period expired at 4:00 p.m., New York City time, on December 11, 2002. Pursuant to the cash election right, valid cash elections were made with respect to options to purchase 995,134 shares of TRW common stock, representing 8.4% of the total number of outstanding options eligible for the cash election right. TRW will make an aggregate payment of $13,567,467.98 with respect to options for which a valid cash election was made. The final “TRW Trading Price” for purposes of the cash election right was $50.998, which is the average of the reported closing sale prices per share of TRW common stock on the New York Stock Exchange for the five consecutive trading days ending on (and including) December 9, 2002, the second trading day prior to the consummation of the merger of Richmond Acquisition Corp. with and into TRW pursuant to the merger agreement.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ KATHLEEN SALMAS
Kathleen Salmas Secretary

Dated:  December 16, 2002

3